DAIWA

台和商事控股有限公司
DAIWA ASSOCIATE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

BY Registered air-mail

Exemption No. 82-4402

24 July 2006

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
USA

Dear Sirs

Daiwa Associate Holdings Ltd - Announcement of Annual Results 2005/2006
Exemption No. 82-4402

On behalf of Daiwa Associate Holdings Limited, a company incorporated in Bermuda and listed in Hong Kong, we are furnishing herewith the document described below pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

The Company's Announcement regarding its consolidated annual results for the year ended 31 March 2006 published in the *China Daily* (in the English version), and the *Hong Kong Economic Times* (in the Chinese version).

The Chinese version of the announcement substantially restates the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours truly
For and on behalf of the Board
Daiwa Associate Holdings Limited

Mary LEUNG
Company Secretary
Enc

c.c. Ms Kammy Yuen – BNY Hong Kong Office by fax : (852) 2877 0863

(page 1)

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock code: 1037)

RESULTS FOR THE YEAR ENDED 31 MARCH 2006

On behalf of the Board of Directors, I would like to present to shareholders the audited report of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 March 2006.

I am taking this opportunity to express our gratitude to the Group's staff for their contributions enabling the Group to work through a tough business environment and securing the business growth for the preceding year.

RESULTS AND DIVIDEND

The Group reported a turnover of HK$1,540.1 million (2005: HK$1,225.8 million) for the year ended 31 March 2006, which indicates an increase of 25.6% from last financial year.

The operating profit of the Group is HK$21.2 million for the year ended 31 March 2006 (2005: HK$24.8 million). Consolidated net profit after income tax expenses and minority interests is HK$12.3 million (2005: HK$20.5 million), which represents a decrease of 40% from last year. The basic earnings per share is HK 4.65 cents (2005: HK 9.67 cents). The Board of Directors has recommended a final dividend of HK 1 cent per ordinary share payable to shareholders whose names appear on the Register of Members of the Company on 28 Aug 2006. Subject to the shareholders' approval at the forthcoming annual general meeting, the dividend will be payable on 15 September 2006. During the year, the Group announced an interim dividend of HK 1 cent per ordinary share.

LIQUIDITY AND FINANCIAL RESOURCES

At 31 March 2006, the Group's net current assets amounted to HK$177.4 million and the shareholders' funds were HK$358.2 million (2005: HK$348.7 million). The total bank loan and finance lease was HK$93.2 million and the gearing ratio which is defined as total borrowings to shareholders' funds, excluding minority interests, is 0.26. The year-end cash and bank balances were increased to HK$83.5 million from HK$65 million.

At 31 March 2006, total available banking facilities of the Group were approximately HK$240.2 million, of which HK$127.2 million was available for use. Finance lease obligations outstanding on the same date amounted to HK$4.4 million. The Company issued corporate guarantees to banks for granting of banking facilities to wholly owned subsidiaries. At 31 March 2006, total amount of corporate guarantee outstanding was HK$301.7 million

The Group's assets are mostly financed by shareholders' funds, trade payables, finance lease and bank borrowings. Trade payables are repayable within one year. Bank borrowings composed of trade financing repayable within one year and term loans repayable by installments from two to five years. At the end of the year, the Group raised new medium term loans from banks to finance the coming development of the new factory site in He Yuan, PRC. Total bank borrowings have increased due to the increase in manufacturing business and new capital expenditures.

The borrowings are mostly denominated in Hong Kong dollars to prevent currency risk. The Group's cash and cash equivalents are denominated in Hong Kong dollars, US dollars, Canadian dollars and Renminbi. The Group has engaged in foreign currency forward contracts with banks to hedge certain daily foreign currency trade payments to control the conversion risk arising from foreign currency transactions. Other than forward contract, the Group continuously matches the payment and receipts of foreign currency arising from routine purchase and sales. Combining these methods, the Group is able to control and minimize the financial cost and exchange risk. The Group's borrowings are bearing interest at floating rates which are in reference to Hong Kong Hibor rate.

As the turnover in the reported year moved upwards, inventory level was relatively increased to HK$202 million from HK$188.1 million as of last financial year. Average stock turnover is controlled to less than 60 stock turnover days. The trade receivable and payable also increased in proportion with the increase in turnover.

In the reported year, the Group issued 6,746,799 new ordinary shares due to the exercise of warrants. The exercise price was HK$0.5 per share. The Group also repurchased 534,000 ordinary shares in the open market. The purchase prices were ranged from HK$0.46 to HK$0.53 per share.

BUSINESS REVIEW AND PROSPECT

The Group is engaged in three major businesses, namely:

— EMS (Contract Electronic Manufacturing Service) and Consumer Electronics
— Electronic Components - Distribution and Manufacturing
— Personal Computer and Digital Products - Distribution and Manufacturing

EMS and Consumer Electronics

Business of EMS and consumer electronics in the reported year was full of challenge. Turnover of this sector significantly increased by 30.9% to HK$575.2 million in reported year from last year (2005: HK$439.5 million). However, due to the rapid increase of costs of materials, production, wages and electricity, the operating profit contribution is lower than that of last year.

In order to further increase the capacity of production in consumer electronics, the Group has acquired a piece of land in He Yuan area. Up to this moment, 144,000 sq ft of production area has been developed and the Group has already started test run from January of this year. The He Yuan pre-production will go on until the multistory premises finishes at the end of this year. For this preparation of future development, the Group drained more resources and reduced the profit contribution of this sector in the reported year.

EMS (Contract Electronic Manufacturing Service)

Towards the direction of the company's development goal, business of EMS kept growing. Sales of this sector increased by 50.8% to $327.9 million when compared with last reported year (2005: HK$217.4 million):

EMS plays a more important role in the Group's business. In the past years, most EMS customers consigned materials to the Group and the Group just charged customers sub-contracting charges. Starting from last year, the Group has equipped a strong supply chain management team to seek for replacement parts and components for customers. This add-on value gained positive responses from customers. The model of EMS will gradually change from a merely sub-contracting model to a turn-key model and the Group can have further growth in turnover and gross profit amount.

Consumer Electronics

The turnover of OEM and ODM manufacturing of consumer electronics grew steadily to $247.2 million, which represents an increase of 11.3% from last reported year (2005: HK$222.1 million).

In the reported year, the OEM and ODM manufacturing was limited by the production space in the existing factory site in Yantian, Dongguan. Under this circumstance, the Group focused on manufacturing consumer electronics models with higher margins or on those massive orders with

CONSOLIDATED INCOME STATEMENTS
For the year ended 31 March 2006

	Note	2006 HK$'000	(Restated) 2005 HK$'000
Turnover	3	1,540,139	1,225,840
Cost of sales		(1,388,579)	(1,082,517)
Gross profit		151,560	143,323
Other gains		1,482	756
Selling and distribution expenses	4	(24,083)	(25,955)
General and administrative expenses	4	(107,715)	(93,357)
Operating profit		21,244	24,767
Finance costs		(3,769)	(1,194)
Share of loss of a jointly controlled entity		(1,638)	(19)
Profit before income tax		15,837	23,554
Income tax expense	5	(3,570)	(3,028)
Profit for the year		12,267	20,526
Attributable to:			
Equity holders of the Company		12,648	20,575
Minority interests		(381)	(49)
		12,267	20,526
Dividends	6	5,447	8,098
Earnings per share for profit attributable to equity holders of the Company			
— Basic	7	HK4.65 cents	HK9.67 cents
— Diluted	7	HK4.63 cents	HK9.64 cents

CONSOLIDATED BALANCE SHEET
As at 31 March 2006

	Note	2006 HK$'000	(Restated) 2005 HK$'000
Non-current assets			
Goodwill		24,811	24,811
Property, plant and equipment		145,662	134,353
Leasehold land and land use rights		26,093	19,844
Interest in a jointly controlled entity		1	1,639
Deferred income tax assets		1,088	2,265
Other assets		851	1,050
		198,506	183,962
Current assets			
Inventories		202,043	188,146
Trade receivables	8	188,277	154,691
Prepayments, deposits and other receivables		12,884	15,794
Cash and cash equivalents		83,540	65,037
		486,744	423,668
Current liabilities			
Borrowings		87,053	57,493
Trade payables	9	203,392	161,823
Accruals and other payables		18,480	18,251
Derivative financial instruments		461	—
		309,386	237,567
Net current assets		177,358	186,101
Total assets less current liabilities		375,864	370,063
Non-current liabilities			
Borrowings		6,196	14,258
Deferred income tax liabilities		4,559	5,346
Other long-term liabilities		5,692	1,111
		16,447	20,715
Net assets		[illegible]	[illegible]

resources and reduced the profit contribution of this sector in the reported year.

EMS (Contract Electronic Manufacturing Service)

Towards the direction of the company's development goal, business of EMS kept growing. Sales of this sector increased by 50.8% to $327.9 million when compared with last reported year (2005: HK$217.4 million).

EMS plays a more important role in the Group's business. In the past years, most EMS customers consigned materials to the Group and the Group just charged customers sub-contracting charges. Starting from last year, the Group has equipped a strong supply chain management team to seek for replacement parts and components for customers. This add-on value gained positive responses from customers. The model of EMS will gradually change from a merely sub-contracting model to a turn-key model and the Group can have further growth in turnover and gross profit amount.

Consumer Electronics

The turnover of OEM and ODM manufacturing of consumer electronics grew steadily to $247.2 million, which represents an increase of 11.3% from last reported year (2005: HK$222.1 million).

In the reported year, the OEM and ODM manufacturing was limited by the production space in the existing factory site in Yantian, Dongguan. Under this circumstance, the Group focused on manufacturing consumer electronics models with higher margins or on those massive orders with standard margins. The situation will greatly be improved after the new He Yuan Factory Site is finished. Profit margin of this sector was maintained with a healthy sign of growth.

Electronic Components — Distribution and Manufacturing

The results of distribution and manufacturing of electronic components for the year is fair. The sales turnover was HK$588.6 million, representing a slightly drop of 3.8% when compared with last reported year (2005: HK$611.9 million).

Electronic Components Distribution

The sales turnover of this sector was HK$466.9 million (2005: HK$474.9 million) representing a small decrease of 1.7% when compared with last reported year.

The demand for electronic components was slowed down in the industry but the Group still maintained the momentum despite of the tough market conditions. Sales offices in Shenzhen, Shanghai and Beijing achieved satisfactory growth. The Group has established a new joint venture software house in Shanghai to further support the design-in activities for the Group. With support from principal suppliers, the Group will have more aggressive result in the sales of electronic modules in kit form.

In the reported year, the Group gained new distributorship from Kyocera, a renowned passive electronic components brand from Japan. Together with existing distributorship of Toshiba, Panasonic, On-semiconductor, Lite-on, Arnold Magnetic, Chino-Excel Technology Corp (CET), Elan Microelectronics Corp (ELAN) and MCS Logic Ltd (MCS Logic), the Group can further strengthen its status as one of the leading authorized distributors for electronic components and semi-conductors in Hong Kong and PRC.

Electronic Components Manufacturing

The keen competition in the manufacture of electronic components business continued in the reported year. Turnover of Electronic Components Manufacturing was HK$121.7 million (2005: HK$137 million), which represents a decrease of 11.2% when compared with last reported year.

Diodes and Transistors

The Group manufactures epoxy encapsulated TO92, SOT23 and DO41 Transistors and Diodes, glass sealed DO35, DO34 and mini-MELF diodes.

Although both the supply and price in major materials fluctuated this year, aggregated results of distribution and manufacturing of Diodes was satisfactory with a slightly increase of 4.9% in turnover when compared with last reported year. The gross profit percentage also slightly increased.

Wire and harnesses

Since the cost of copper and plastic resin raised day by day in the reported year, profitable orders would become negative within a week. To cope with this business model, the Management had no choice but to slowdown the business activities by accepting the non-loss orders only. Turnover of this sector therefore dropped by 32.5% and profit contribution was negative in the reported year.

Digital and Personal Computer Products — Distribution and Manufacturing

Turnover of the personal computer and digital products business grew significantly to HK$376.3 million (2005: HK$174.4 million) which represents a growth of 115% in the reported year. Profit contribution has also grown by 87% to HK$5.6 million (2005: HK$3 million).

The Group has successfully landed in the development of digital consumer products such as MP3 and USB drives. By new investment in the engineering team and tooling house, the Group had gained good recognitions from customers. Profit margin of the team was fair and orders are increasing. By the integration of Flash Memory support from Toshiba from the distribution sector, the Group was in a high position in facing the keen competition in the industry.

Business in Canada was steady with slightly growth. Other than adding on new products in distributorship in personal computer products, the team began to diversify into the high margin market of digital consumer products and accessories. The team has set up a new supply chain group in PRC to source for new products from China. Canada Daiwa is also distributing MP3 audio products and USB memory drives that are manufactured by the Group.

FUTURE PROSPECT

The newly acquired production land in He Yuan area provides the Group a big opportunity of development in production capacity in consumer electronics and wires. By the end of this year, 500,000 square feet of new production area and dormitories will be finished and the management cost of manufacturing will greatly be diluted. The lower cost in electricity and local government charges will also be a considerable contribution to the profit margin of this sector.

The turn-key program in EMS manufacturing will bring in further trading benefits of material supply. The Group is in final stage of negotiating with new EMS customers from North America and Europe. The growth in EMS will be one of the important contributions in the coming year.

In recent years, the Group has entered into new distributorship with a couple of renowned electronic component brands. The investment periods of these brands have matured and these sectors are showing symptoms of harvest.

By the investment in R&D of MP3, MP4 and USB drives in the last years, feedback from the market is positive. The management believes that digital products will be one of the most successful products of the Group in the coming year.

As a summary, the management believes that the coming year will be a bright year for the Group.

Employees

At 31 March 2006, the Group employed a total of approximately 6,000 employees of which 120 were Hong Kong based and 100 were employees in Canada. Most of the others were PRC employees in different production sites.

The Group's remuneration policy is in line with the prevailing market practices and is determined on the basis of performance and experience of the individual. Sales personnel are remunerated by salaries and incentives in accordance with the achievement of their sales target. General staff are offered year-end discretionary bonuses, which are based on the divisional profit and individual appraisals. The Group also provides a Mandatory Provident Fund or ORSO scheme and medical benefits to all Hong Kong employees. Pursuant to the terms and conditions of the share option scheme adopted by the Company on 18 August 2005, the Group may grant share options to directors and eligible employees. Up to 31 March 2006, no share options had been granted.

The Group is committed to devoting more resources in providing internal and external training to the employees. Other than sending staff to participate in seminars and talks, the Group continues to recommend qualified staff to take part in professional courses such as the TS16949 and Six-Sigma Quality Systems. The training program not only enhance employees' career development and professional knowledge, but also contributes to up-grading the management system of the group.

Current liabilities			
Borrowings		87,053	57,493
Trade payables	9	203,392	161,823
Accruals and other payables		18,480	18,251
Derivative financial instruments		461	—
		309,386	237,567
Net current assets		177,358	186,101
Total assets less current liabilities		375,864	370,063
Non-current liabilities			
Borrowings		6,196	14,258
Deferred income tax liabilities		4,559	5,346
Other long-term liabilities		5,692	1,111
		16,447	20,715
Net assets		359,417	349,348
Equity			
Capital and reserves attributable to equity holders of the Company			
Share capital		27,218	26,596
Reserves		330,953	322,125
		358,171	348,721
Minority interests		1,246	627
Total Equity		359,417	349,348

Notes:

1. **General Information**

Daiwa Associate Holdings Limited ("the Company") is a limited liability company incorporated in Bermuda on 3 February 1994 as an exempted company under Companies Act 1981 of Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 14 April 1994.

The Company and its subsidiaries (together "the Group") are principally engaged in the design, development, manufacturing and distribution of electronic components, contract electronic manufacturing services, and the manufacturing and distribution of personal computer and digital products. The Group operates mainly in Hong Kong, Mainland China and Canada.

These financial statements are presented in Hong Kong dollars (HK$).

These financial statements have been approved for issue by the Company's Board of Directors on 21 July 2006.

2. **Summary of Significant Accounting Policies**

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) ***Basis of preparation***

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The financial statements have been prepared under the historical cost convention, as modified by the derivative financial instrument, which are carried at fair value.

The preparation of the financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management's best knowledge of event and actions, actual results ultimately may differ from those estimates.

The adoption of new/revised HKFRSs

During the year ended 31 March 2006, the Group adopted the new/revised HKFRS below, which are relevant to its operations. The 2005 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transaction and Initial Recognition of Financial Assets and Financial Liabilities
HKAS-Int 15	Operating Leases — Incentives
HKAS-Int 21	Income Taxes — Recovery of Revalued Non-Depreciated Assets
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 31, 33 and HKAS-Int 15 and 21 did not result in substantial changes to the Group's accounting policies. In summary:

— HKAS 1 has affected the presentation of minority interest and other disclosures;

— HKASs 2, 7, 8, 10, 16, 23, 27, 31, 33 and HKAS-Int 15 and 21 had no material effect on the Group's policies;

— HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements; and

— HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the land use rights were accounted for at cost less accumulated depreciation and accumulated impairment losses, if any. The transitional provisions require retrospective application of this new policy and accordingly the 2005 comparative figures have reflected the retrospective effect of the change.

The adoption of HKASs 32, 39 and 39 (Amendment) has resulted in a change in the accounting policy relating to the recognition, measurement and classification of financial instruments. The transitional provisions do not require retrospective application of this new policy to restate the amounts for pervious years, and in this connection the Group has chosen not to reflect the effect of this change in the 2005 comparative figures.

The adoption of HKAS 36, HKAS 38 and HKFRS 3 has resulted in a change in the accounting policy for goodwill. Until 31 March 2005, goodwill was amortised on a straight-line basis over a period ranging from 3 to 10 years, and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of HKFRS 3, the Group ceased amortisation of goodwill from 1 April 2005. Accumulated amortisation as at 31 March 2005 has been eliminated with a corresponding decrease in the cost of goodwill. From the year ended 31 March 2006 and onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment. The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment. The transitional provisions allow retrospective application of this new policy under certain restricted situations, which are not applicable to the Group, and accordingly the 2005 comparative figures have not reflected the effect of this change.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 16 — the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;
- HKAS 39 — does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis; and
- HKFRS 3 — prospectively after the adoption date.

The effect of the changes in accounting policies described above on the consolidated income statement is as follows:

	HKAS 17 HK$'000	HKASs 32 and 39 HK$'000	HKASs 36 and 38 and HKFRS 3 HK$'000	Total HK$'000
For the year ended 31 March 2006				
Decrease/(increase) in general and administrative expenses	137	(1,349)	2,662	1,450
Increase/(decrease) in profit attributable to equity holders of the Group	137	(1,349)	2,662	1,450
Increase/(decrease) in basic earnings per share (*HK cents*)	0.05	(0.50)	0.98	0.53
Increase/(decrease) in diluted earnings per share (*HK cents*)	0.05	(0.49)	0.97	0.53

	HKAS 17 HK$'000
For the year ended 31 March 2005	
Decrease in general and administrative expenses	137
Increase in profit attributable to equity holders of the Group	137
Increase in basic earnings per share (*HK cents*)	0.06
Increase in diluted earnings per share (*HK cents*)	0.06

The effect of the changes in accounting policies described above on the consolidated balance sheet is as follows:

	HKAS 17 HK$'000	HKASs 32 and 39 HK$'000	HKASs 36 and 38 and HKFRS 3 HK$'000	Total HK$'000
As at 31 March 2006				
Decrease in property, plant and equipment	(24,461)	—	—	(24,461)
Increase in leasehold land and land use rights	26,093	—	—	26,093
Increase in goodwill	—	—	2,662	2,662
Increase in derivative financial instruments (liabilities)	—	(461)	—	(461)
Increase in net assets	1,632	(461)	2,662	3,833
Increase/(decrease) in retained earnings	1,632	(461)	2,662	3,833

	HKAS 17 HK$'000
As at 31 March 2005	
Decrease in property, plant and equipment	(18,349)
Increase in leasehold land and land use rights	19,844
Increase in net assets	1,495
Increase in retained earnings	1,495

Notes:

(i) The adoption of HKAS 39 resulted in an increase in opening reserves at 1 April 2005 by approximately HK$888,000.

3. **Turnover and Segment Information**

The Group is principally engaged in the design, development, manufacturing and distribution of electronic components, the provision of manufacturing services for electronic products, and the manufacturing and distribution of personal computers and digital products. Turnover recognised are as follows:

	2006 HK$'000	2005 HK$'000
Turnover		
Manufacturing and distribution of electronic components	588,641	611,938
Contract electronic manufacturing service and consumer electronics	575,181	439,527
Manufacturing and distribution of personal computers and digital products	376,317	174,375
	1,540,139	1,225,840

(a) *Primary reporting format — business segments:*

At 31 March 2006, the Group is organised into three main business segments: (i) Manufacturing and distribution of electronic components; (ii) Contract electronic manufacturing service and consumer electronics; and (iii) Manufacturing and distribution of personal computers and digital products.

	Manufacturing and distribution of electronic components		Contract electronic manufacturing service and consumer electronics		Manufacturing and distribution of personal computers and digital products		Eliminations		Group	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Turnover										
External sales	588,641	611,938	575,181	439,527	376,317	174,375				
Inter-segment sales	5,633	6,702	76	90	—	—	(5,709)	(6,792)		
	594,274	618,640	575,257	439,617	376,317	174,375	(5,709)	(6,792)	1,540,139	1,225,840
Segment results	9,315	9,940	6,378	11,842	5,551	2,985			21,244	24,767
Finance costs									(3,769)	(1,194)
Share of loss of a jointly controlled entity									(1,638)	(19)
Income tax expenses									(3,570)	(3,028)
Profit for the year									12,267	20,526

7. **Earnings per Share**

(i) *Basic*

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2006	2005
Profit attributable to equity holders of the Company (*HK$'000*)	12,648	20,575
Weighted average number of ordinary shares in issue (*'000*)	272,299	212,827
Basic earnings per share (*HK cents per share*)	4.65	9.67

(ii) *Diluted*

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all the Company's outstanding warrants. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the warrants.

	2006	2005
Profit attributable to equity holders of the Company (*HK$'000*)	12,648	20,575
Weighted average number of ordinary shares in issue (*'000*)	272,299	212,827
Adjustments for warrants (*'000*)	863	689
Weighted average number of ordinary shares for diluted earnings per share (*'000*)	273,162	213,516
Diluted earnings per share (*HK cents per share*)	4.63	9.64

8. **Trade Receivables**

	2006 HK$'000	2005 HK$'000
Trade receivables	189,179	156,146
Less: provision for impairment	(902)	(1,455)
	188,277	154,691

The carrying values of trade receivables approximate their fair values.

There is no concentration of credit risk with respect to trade receivable as there are a large number of widely dispersed customers.

Majority of the Group's sales is on open account, with credit terms generally ranging from 30 days to 60 days. The ageing analysis of trade receivables was as follows:

	2006 HK$'000	2005 HK$'000
Less than 60 days	127,163	108,776
60 days to 119 days	47,170	39,043
120 days to 365 days	14,846	8,327
	189,179	156,146

The Group have recognised a loss of HK$951,000 (2005: HK$3,189,000) for impairment of its trade receivable during the year. The loss has been included in general and administrative expenses.

9. **Trade payables**

Payment terms with majority suppliers are on open account. Certain suppliers grant credit period ranging from 30 to 60 days.

The ageing analysis of trade payables was as follows:

	2006 HK$'000	2005 HK$'000
Less than 60 days	174,146	132,893
60 days to 119 days	19,044	21,079
120 days to 365 days	10,202	7,851
	203,392	161,823

10. **Consolidated Statement of Changes in Equity**

	2006 HK$'000	2005 HK$'000
Balance as at beginning of year		
— as previously reported as equity	347,226	280,110
— as previously separately reported as minority interests	627	676
Effect on adoption of HKAS 17	1,495	1,358
Balance as at beginning of year, as restated	349,348	282,144
Opening adjustment on adoption of HKASs 32 and 39	888	—
Balance as at beginning of year, after opening adjustment	350,236	282,144
Currency translation differences	990	1,787
Profit for the year	12,267	20,526
Issue of shares		
— rights	—	47,044
— warrants	3,374	640
Share issue costs	(1)	—
Purchase of shares	(268)	—
Capital contribution from minority	1,000	—
Dividends	(8,181)	(2,793)
Balance as at end of year	359,417	349,348

CLOSURE OF REGISTER OF MEMBERS

	electronic components 2006 HK$'000	2005 HK$'000	service and consumer electronics 2006 HK$'000	2005 HK$'000	computers and digital products 2006 HK$'000	2005 HK$'000	Eliminations 2006 HK$'000	2005 HK$'000	Group 2006 HK$'000	2005 HK$'000
Turnover										
External sales	588,641	611,938	575,181	439,527	376,317	174,375				
Inter-segment sales	5,633	6,702	76	90	—	—	(5,709)	(6,792)		
	594,274	618,640	575,257	439,617	376,317	174,375	(5,709)	(6,792)	1,540,139	1,225,840
Segment results	9,315	9,940	6,378	11,842	5,551	2,985			21,244	24,767
Finance costs									(3,769)	(1,194)
Share of loss of a jointly controlled entity									(1,638)	(19)
Income tax expenses									(3,570)	(3,028)
Profit for the year									12,267	20,526

Inter-segment sales are accounted for at commercial market prices and eliminated on consolidation.

	Manufacturing and distribution of electronic components 2006 HK$'000	2005 HK$'000	Contract electronic manufacturing service and consumer electronics 2006 HK$'000	2005 HK$'000	Manufacturing and distribution of personal computers and digital products 2006 HK$'000	2005 HK$'000	Eliminations 2006 HK$'000	2005 HK$'000	Group 2006 HK$'000	2005 HK$'000
Assets										
Segment assets	253,899	263,330	321,690	227,708	82,853	77,350			658,442	568,388
Unallocated assets									26,808	39,242
Total assets									685,250	607,630
Liabilities										
Segment liabilities	105,602	107,030	187,865	116,763	27,080	24,827			320,547	248,620
Unallocated liabilities									5,286	9,662
Total liabilities									325,833	258,282
Other information										
Capital expenditure	3,056	13,161	28,757	18,321	500	2,047			32,313	33,529
Depreciation and amortisation	5,564	7,368	8,420	6,056	561	1,563			14,545	14,987
Reversal of inventory impairment	(12)	(301)	—	47	—	—			(12)	(254)
Impairment of trade receivables	492	2,872	—	—	459	317			951	3,189

Segment assets consist primarily of goodwill, property, plant and equipment, inventories, receivables and operating cash, and mainly exclude investments and certain corporate assets.

Segment liabilities comprise operating liabilities and exclude items such as taxation, corporate accruals and corporate borrowings.

Capital expenditure comprises additions to goodwill and property, plant and equipment, including additions resulting from acquisitions through purchases of subsidiaries.

(b) *Secondary reporting format — geographical segments:*

The Group's three business segments operate in four main geographical locations. The following table provides an analysis of the Group's turnover, capital expenditures and total assets by geographical locations.

	Turnover 2006 HK$'000	2005 HK$'000	Capital expenditure 2006 HK$'000	2005 HK$'000	Total assets 2006 HK$'000	2005 HK$'000
Hong Kong and Mainland China	570,209	580,396	31,817	31,482	604,482	530,116
North America	616,769	372,544	496	2,047	80,768	77,514
Europe	177,563	105,705	—	—	—	—
Japan	155,665	152,931	—	—	—	—
Other Asian countries	19,933	14,264	—	—	—	—
	1,540,139	1,225,840	32,313	33,529	685,250	607,630

Turnover is allocated based on the location of customers.

Total assets and capital expenditures are allocated based on the location of those assets.

4. **Expenses by Nature**

Expenses included in cost of sales, selling and distribution expenses and general and administrative expenses are analysed as follows:

	2006 HK$'000	2005 HK$'000
Employment costs (including of directors' emoluments)	110,867	95,659
Operating lease rental in respect of land and buildings	7,072	5,473
Depreciation and amortisation		
— owned property, plant and equipment	13,472	10,999
— property, plant and equipment held under finance leases	618	2,251
Amortisation of leasehold land and land use rights	455	395
Fair value loss on derivative financial instruments	1,349	—
Auditors' remuneration	1,638	1,110

5. **Income tax**

The Company is exempted from taxation in Bermuda. Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in or derived from Hong Kong. Companies established and operate in Mainland China are subject to Mainland China enterprise income tax at the rate of 33% (2005: 33%). Companies established and operate in Canada are subject to Canadian income tax at the rate of 36% (2005: 36%).

	2006 HK$'000	2005 HK$'000
Current taxation:		
— Hong Kong profits tax	780	1,341
— Mainland China enterprise income tax	1,406	666
— Canada income tax	994	1,136
Deferred taxation relating to the origination and reversal of temporary differences	390	(115)
	3,570	3,028

6. **Dividends**

	2006 HK$'000	2005 HK$'000
Interim of HK$0.01 (2005: HK$0.01) per share	2,727	2,647
Final of HK$0.01 (2005: HK$0.02) per share	2,720	5,451
	5,447	8,098

At a meeting held on 21 July 2006, the Company's directors proposed a final dividend of HK$0.01 per share. This proposed dividend is not reflected as a dividend payable in these accounts and will be reflected as an appropriation of retained profits during the year ending at 31 March 2007.

Balance as at beginning of year, as restated	349,348	282,144
Opening adjustment on adoption of HKASs 32 and 39	888	—
Balance as at beginning of year, after opening adjustment	350,236	282,144
Currency translation differences	990	1,787
Profit for the year	12,267	20,526
Issue of shares		
— rights	—	47,044
— warrants	3,374	640
Share issue costs	(1)	—
Purchase of shares	(268)	—
Capital contribution from minority	1,000	—
Dividends	(8,181)	(2,793)
Balance as at end of year	359,417	349,348

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 28 August 2006 to Friday, 1 September 2006, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the final dividend, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Abacus Share Registrars Limited, 26/F. Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 25 August 2006

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions as set out in the Code on Corporate Governance Practices (the "Code") set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31 March 2006, save for the following deviations:

Code Provision A.2.1

Under the Code provision A.2.1, the roles of the chairman and chief executive officer should be separated and should not be performed by the same individual.

Mr. LAU Tak Wan is the Chairman of the Board and the president of the Company. In the opinion of the Board, the role of the president and the chief executive officer is the same. The Board considers that the present structure provides the Group with strong and consistent leadership and allows for efficient and effective business planning and execution. Hence, the Board believes that it is in the best interest of the shareholders of the Company that Mr. LAU Tak Wan will continue to assume the roles of the Chairman of the Board and the president of the Company. However, the Company will review the current structure as and when it becomes appropriate in future.

Code Provision A.4.1 and A.4.2

Under the Code provision A.4.1, the non-executive directors should be appointed for a specific term, subject to re-election and under the Code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Currently, the three independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the bye-laws of the Company, and their appointment will be reviewed when they are due for re-election. In addition, under the provisions of the bye-laws of the Company, the Chairman of the Board and/or the Managing Director of the Company are not subject to retirement by rotation or be taken into account in determining the number of directors to retire each year.

The Company will propose certain amendments to its bye-laws at its forthcoming annual general meeting to require that all directors (whether appointed for specific terms or not) including the Chairman of the Board and the Managing Director of the Company to retire by rotation at least once every three years.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, the directors have confirmed compliance with the required standard set out in the Model Code as provided in Appendix 10 of the Listing Rules for the year ended 31 March 2006.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the audited financial statements for the year ended 31 March 2006.

REMUNERATION COMMITTEE

The Remuneration Committee was established on 6 December 2005 with a specific written terms of reference. The Remuneration Committee comprise two independent non-executive directors, Mr. Liu Ngai Wing and Mr. Choi Yuk Fan and one executive director, Mr. Lau Tak Wan.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31 March 2006, the Company purchased a total of 534,000 shares of HK$0.10 each of the Company on The Stock Exchange of Hong Kong Limited, all of which shares were cancelled. Particulars of the shares repurchased are as follows:

Trading Month/Year	Number of shares repurchased	Price per share: Highest price paid HK$	Price per share: Lowest price paid HK$	Total cost (Including expenses) HK$
January 2006	48,000	0.485	0.460	23,270
February 2006	130,000	0.500	0.490	41,094
March 2006	356,000	0.530	0.495	204,459
	534,000			268,823

Save as disclosed above, Neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the year ended 31 March 2006.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

This announcement is also published on the website of The Stock Exchange of Hong Kong Limited ("Stock Exchange"). The annual report containing all the information required under Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course.

By order of the Board
LAU TAK WAN
President

Hong Kong, 21 July 2006

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive Directors and Mr. Barry John Buttifant, Mr. Liu Ngai Wing and Mr. Choi Yuk Fan as independent non-executive Directors.